

December 27, 2012

<u>Via E-mail</u>
Yuanqin (Terence) Chen
Chief Financial Officer
China New Borun Corp.
Bohai Industrial Park, Yangkou Town
Shouguan, Shandong
People's Republic of China 262715

> **Re:** **China New Borun Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 6, 2012**
> **File No. 001-34754**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2011</u>

<u>Item 5. Operating Financial Review and Prospects, page 66</u>

<u>A. Operating Results, page 66</u>

<u>Fluctuations in the Price of Corn, page 68</u>

1.   We note "Fluctuations in the Price of Corn" and other disclosure in Item 5. We also note your discussion of decreasing revenues and gross margin as disclosed in the Form 6-Ks filed on August 7, and November 16, 2012. Please revise future annual reports to more clearly address the key metrics affecting the demand for your products and the resulting profit margin. For example, we note the statements on page 69 that:

- "the primary driver for our gross profit levels is our ability to maintain the pricing differential between our purchase price for corn and our sales price for edible alcohol." However, you do not quantify the increase in the cost of corn or address the most significant factors that affected the changes in the price of corn during the relevant periods.

- "while we expect to maintain our gross profit margins in the next few years, we also expect [certain factors] to negatively impact our gross profit margin." However, the certain factors you cite were also given when describing the previous year's expectation that gross profit margin would increase. And you do not explain management's views regarding how or why the net result would be an increasing, decreasing or unchanged gross profit margin.

Your Item 5(A) disclosure should enable investors to see the company through the eyes of management and provide the context within which the financial information you disclose should be analyzed. See the Instructions to Item 5 of Form 20-F and SEC Release No. 33-8350. Please revise future filings accordingly and provide us with draft disclosure.

Results of Operations, page 73

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2011, page 74

Revenues, page 74

2.   Given that your edible alcohol operations represent a significant amount and percentage of your total revenues, please expand your revenue discussion to include disclosure of your sales by grade and, to the extent material, also discuss how the grades sold each period and any changes in the type of grades sold versus the comparable prior period impacted your revenues. Supplementally provide us with your proposed disclosure based on your December 31, 2011 Form 20-F.

Cost of Goods Sold

3.   We note under your gross profit disclosure that the significant increase in your cost of sales is mainly due to increased corn prices and the increased production capacity. Please expand your discussion in future filings to both qualitatively and quantitatively address the key factors affecting your cost of goods sold line item for the periods presented, including the cost of corn and coal (page 69) and any costs related to inventory adjustments (page 71 and F-10). Also disclose your annual production of edible alcohol (by grade) and its by-products and, to the extent significant, also discuss how the amount produced each period and any changes in production versus the comparable prior period

impacted your cost of sales. Supplementally provide us with your proposed disclosure based on your December 31, 2011 Form 20-F.

Other Expenses, page 76

4.   We note on page 11 that you are liable for the interest payments on the bank loans between the granaries and ADB. Please quantify for us the amount of interest expense that you incurred on such loans for each period presented, and tell us where such amounts are recorded in your financial statements. Also confirm to us that you will provide such disclosure in future filings and provide us with the text of your proposed future disclosure based on your December 31, 2011 Form 20-F.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

Advance to Suppliers

5.   We note that the advance to suppliers line item has increased to approximately 7% of your total assets as of December 31, 2011. Please quantify and describe for us the individual components of this balance as of December 31, 2010 and 2011, and explain to us the reason(s) for the significant increase as of December 31, 2011. Also confirm to us that you will provide such disclosure in future filings and provide us with the text of your proposed future disclosure based on your December 31, 2011 Form 20-F.

Value-Added Tax

6.   We note on page 63 that value-added tax is one of the key taxes applicable to you in the PRC. Please tell us your accounting policy for input and output VAT, including the respective input and output VAT rate(s), your policy for offsetting output VAT with input VAT, and the balance sheet and income statement account(s) in which you record input and output VAT. Also confirm to us that you will provide such disclosure in future filings and provide us with the text of your proposed future disclosure based on your December 31, 2011 Form 20-F.

7.   Please tell us if your revenue or accounts receivable includes the output VAT charged to and collected from your customers (i.e., output VAT) and, if so, tell us the VAT included in your revenue for each period presented or accounts receivable at each balance sheet date, as applicable. Also confirm to us that you will provide such disclosure in future filings and provide us with the text of your proposed future disclosure based on your December 31, 2011 Form 20-F.

8. Please supplementally provide us with a reconciliation to your VAT payable or receivable at each balance sheet date presented that includes the amount of VAT you paid to suppliers on your purchases, the amount of VAT that you collected from customers on your sales, and your cash payments to or rebates from the taxation authority for each period presented.

Consumption Tax

9. We note on page 63 that consumption tax is one of the key taxes applicable to you in the PRC, and on page 64 that producers of alcohol are subject to a consumption tax at a rate of 5%. Please tell us how you account for consumption taxes and where they are recorded in your financial statements as of and for the year ended December 31, 2011. Also confirm to us that you will provide such disclosure in future filings and provide us with the text of your proposed future disclosure based on your December 31, 2011 Form 20-F.

Segment Reporting, page F-9

10. We note your disclosure that the Company operates and manages its business as a single segment. We further note on pages 40 and 42 that in recent years you have started selling Grade A and B edible alcohol in addition to Grade C; and that during the production of edible alcohol, you also produce DDGS feed, corn germ, crude corn oil and liquid carbon dioxide as by-products which are sold separately from your edible alcohol. Finally, we note your disclosure beginning on page 46 of the nature of your products and their primary markets. Please advise us of the following with respect to your segment presentation:

    - tell us the operating segment(s) that you have identified in accordance with ASC 280-10-50-1 and 280-10-50-3 through 50-9, and tell us how you considered the segment manager function when determining your operating segment(s);

    - tell us how you considered the requirement to report separately information about each operating segment that meets both of the criteria in ASC 280-10-50-10; and

    - to the extent that you have aggregated multiple operating segments, provide us with an analysis to support your conclusion that the operating segments have similar economic characteristics and are similar in all of the areas listed in ASC 280-10-50-11.

11. Please provide us with courtesy copies of the reports provided to your chief operating decision maker for purposes of allocating resources to and assessing performance of the segments.

Trade accounts receivable, page F-14

12. We note that your accounts receivable significantly increased by approximately 134% from December 31, 2010 to 2011, and that you did not record any allowance for doubtful accounts at December 31, 2010 or 2011. Please provide us with a courtesy copy of your trade accounts receivable aging analysis as of December 31, 2011, tell us why the balance significantly increased at December 31, 2011 and further explain to us why you believe that no allowance was required at December 31, 2010 and 2011. Also confirm to us that you will expand your current disclosure to further describe the methodology used to estimate the allowance for doubtful accounts. Refer to ASC 310-10-50-9.

Note 13. Income Taxes, page F-25

13. Please revise to provide all income tax disclosures for public entities required by ASC 740-10-50, including those required for deferred taxes and unrecognized tax benefits.

Note 14. Commitments and Contingencies, page F-26

14. We note your disclosure on page 87 that in the past, you had been delinquent with respect to the payment of social insurance and housing fund payments required by certain PRC laws and regulations. Please tell us whether any payment obligations remained unpaid and delinquent as of December 31, 2011 and, if so, quantify for us the unpaid amounts, tell us where they are recorded in your financial statements and confirm that you will provide such disclosure in future filings. Also tell us why you do not include footnote disclosure of the potential payments and fines arising from these delinquencies under ASC 450.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining